For release:   Jan. 30, 1995

          For more information contact:

                         Jim Gipson     (918) 588-2111 (Media)
                         Linda Lawson   (918) 588-2087 (Investors)

          WILLIAMS, TRANSCO PLANNING RAPID RECAPITALIZATION OF
          TRANSCO ENERGY

               TULSA - The boards of directors of The Williams Companies, Inc. and Transco Energy Company have approved a proposed recapitalization plan under which Williams will quickly move to inject up to an estimated $950 million into Transco.

               "Access to this funding will allow us to quickly begin a series of actions that will significantly reduce Transco's cost of capital - strategies that we have long planned, but could not execute due to financial constraints," said Larry J. Dagley, senior vice president and chief financial officer for Transco.

               He said Transco has canceled its revolving bank credit facility, terminated the sales receivables facility utilized by the company's pipelines and will rely on Williams for working capital and other needs. The recapitalization plan also includes, among other things:

          * Trancso's call for redemption of up to 100 percent of its existing $4.75 series cumulative convertible preferred stock at $50.475 per share plus accrued dividends;

          * An offer by Transco to acquire all of its outstanding 11 1/4 percent notes due 1999 subject to, among other things, obtaining at least 51 percent of the notes and certain amendments to the related indenture;


          *    A call for redemption of all Transcontinental Gas
               Pipe Line Corporation's outstanding preferred stock;

          * And, the potential repurchase or retirement of certain other debt of Transco and its subsidiaries. On Jan. 17, Williams completed a tender offer for 60 percent of Transco's common stock. A stock merger will follow with Transco becoming a subsidiary of Williams, possibly by the end of the first quarter of this year. The consummation of the merger is not conditioned upon the completion of all or part of the recapitalization plan.

               "These are critically important first steps and represent some of the major reasons a merger of the two companies makes a great deal of sense," said John P. DesBarres, chairman, president and chief executive officer of Transco.

               Keith E. Bailey, chairman, president and chief executive officer of Williams said "We are very pleased to be able to begin this process now, hastening the moment when the remaining Transco shareholders and all of the Williams shareholders can begin reaping the benefits that we believe are embedded within the Transco assets."

               Jack D. McCarthy, senior vice president and chief financial officer of Williams, said funding for the recapitalization programs is being provided to Transco by Williams, and is based on arms-length terms and conditions. He said Williams intends to complete the program -- as well as estimated 1995 capital expenditures exceeding $1 billion for the combined companies -- while retaining its investment-grade credit rating.

               This news release does not constitute either the formal notices or other documentation that will be required in connection with the various elements of the recapitalization plan, all of which will be set forth in separate documents field with the Securities and Exchange Commission. There can be no assurances as to the timing of the various elements of the recapitalization plan or that any or all of it will be completed.

               Williams (NYSE: WMB) owns and operates three interstate pipeline systems, major natural gas gathering and processing facilities, telecommunications companies that specialize in serving businesses and broadcasters, and companies that provide a range of products and services to the energy industry.

               Transco (NYSE: E) owns and operates two interstate natural gas pipelines and gathering systems, a large natural gas marketing company and has investments in other energy assets.

          At Transco, contact:

          Media Inquiries:    Katherine K. Putnam (713) 439-2455

                              Molly E. Ladd       (713) 439-2592